AmerUs Group Co.
Exhibit 11 - Statement Re: Computation of Earnings Per Share

	For The Three Months Ended March 31,

		2003			2002

		Number of	Per Share		Number of	Per Share
	Net Income	Shares	Amount	Net Income	Shares	Amount

	($ in thousands, except per share amounts)
Basic EPS
Net Income from Continuing Operations	$35,789	38,985	$0.92	$24,914	41,350	$0.60
Effect of dilutive securities
Options	—	233	(0.01)	—	511	(0.01)
Warrants	—	—	—	—	108	—

Diluted EPS	$35,789	39,218	$0.91	$24,914	41,969	$0.59

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